1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickStockton.com

August 29, 2006	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickStockton.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:
The Halter Pope USX China Fund (the “Fund”), a series of the Pope Family of Funds (the “Trust”) (File Nos. 333-123290 and 811-21726) Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A (the “Amendment”)

Ladies and Gentlemen:

On behalf of the Trust, pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of the Amendment (Accession No. 0001144204-06-036063) because the filer used the wrong EDGAR submission type and will refile using the correct EDGAR submission type.

Please contact the undersigned with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

Cc:  Tanya Boyle, Esq.